
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 21, 2025


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In the Matter of

Eloxx Pharmaceuticals, Inc.	**ORDER DECLARING REGISTRATION**
480 Arsenal Way, Suite 130	**STATEMENT ABANDONED UNDER THE**
Watertown, MA 02472	**SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-276686

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   Eloxx Pharmaceuticals, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

   Eloxx Pharmaceuticals, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

   In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on February 21, 2025.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief